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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

           [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB

   For Period Ended:     March 31, 1999                  SEC FILE NUMBER I-9418
                     ----------------------             CUSIP NUMBER 45768E 10 6
  [  ]     Transition Report on Form 10-KSB
  [  ]     Transition Report on Form 20-F
  [  ]     Transition Report on Form 11-K
  [  ]     Transition Report on Form 10-QSB
  [  ]     Transition Report on Form N-SAR
  For Transition Period Ended:____________________________
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: Entire Form 10-QSB
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                         Part I - Registrant Information

     Full Name of Registrant                 CyberAmerica Corporation

     Former Name if Applicable               N/A

     Address of Principal Executive Office:
                                             268 West 400 South, Suite 300
                                             Salt Lake City, Utah 84101

                        Part II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

     State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

     During the first quarter of 1999, the Company experienced a significant turnover in its accounting department. The changes in staff resulted in delays in the preparation of the quarterly company reports. These delays were unavoidable and could not be adequately by hiring temporary employees because of the complexity of the Company's corporate structure without expending unreasonable time, effort and expense to the Company.

                           Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

         Richard Surber            President                 (801) 575-8073
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             (Name)                  (Title)               (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months, or for such shorter period that the registrant was required to file such report(s), been filed? If the answer is no, identify report(s). (X ) Yes ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (X) Yes ( ) No

         If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the first quarter of 1998, the Company had a net operating loss of $334,759. The Company anticipates a net operating gain of $323,327 for the first quarter of 1999.



                            CyberAmerica Corporation
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 14, 1999                      By: /s/ Richard Surber
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                                            Name:  Richard Surber
                                            Title:    President